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FILE NO: 64847.000002

November 22, 2004

VIA EDGAR

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:
KMG America Corporation
Amendment No. 5 to the Registration Statement on Form S-1
Registration No. 333-117911

Dear Mr. Riedler:

As counsel to KMG America Corporation, a Virginia corporation (the "Company"), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 5 ("Amendment No. 5") to the Company's Registration Statement on Form S-1 (File No. 333-117911) (the "Registration Statement"), together with exhibits.

We have provided to each of you, Whitnie Story, Lisa Vanjoske, Sonia Barros and Dan Greenspan, a courtesy copy of this letter and two courtesy copies of Amendment No. 5 filed by the Company on the date hereof, which have been marked to reflect changes made to Amendment No. 4 to the Registration Statement filed with the Commission on November 12, 2004. These changes have been made primarily to reflect a reduction in the size of the Company's contemplated offering of common stock, from 21.0 million shares to 18.9 million shares.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8561.

Very truly yours,
/s/ MELVIN E. TULL, III Melvin E. Tull, III, Esq.
cc:
Ms. Whitnie Story
Ms. Lisa Vanjoske
Ms. Sonia Barros
Mr. Dan Greenspan